UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40175

CUSIP: 87151X101

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 28, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part II (except for Item 5) and certain exhibits in Part IV, Item 15, as specified in the Form 10-K filed as described below.

PART I – REGISTRANT INFORMATION

Symbotic Inc.

Full Name of Registrant

Former Name if Applicable

200 Research Drive

Address of Principal Executive Office (Street and Number)

Wilmington, MA 01887

City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Symbotic Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended September 28, 2024 (the “Fiscal Year 2024 10-K”) by the prescribed filing due date, without unreasonable effort or expense, because the Company requires additional time to complete its assessment of the financial impacts of correcting an error related to system revenue recognition and the impacts of that error on internal controls over financial reporting. On November 25, 2024, in connection with the preparation of the Fiscal Year 2024 10-K, the Company identified errors in its revenue recognition related to cost overruns on certain deployments that will not be billable, which additionally impacted system revenue, income (loss) before income tax, net income (loss) and gross margin recognized in the second, third, and fourth quarters of fiscal year 2024. The Company is concurrently filing with this Form 25b-25 an Amendment No. 1 on Form 8-K/A (the “Form 8-K”) to the Company’s Current Report on Form 8-K dated November 18, 2024 (the “Original Form 8-K”), which indicates that the Company’s previously issued unaudited interim financial statements for the first, second and third quarters of fiscal year 2024 that were previously filed in the Company’s quarterly reports on Form 10-Q on February 8, 2024, May 7, 2024 and July 31, 2024, respectively, and the preliminary unaudited financial results for fourth quarter and fiscal year 2024 furnished in the Original Form 8-K, should not be relied upon. Please refer to Item 4.02 of the Form 8-K for additional details. The Company is working diligently and expects to file the Fiscal Year 2024 10-K on or before the expiration of the fifteen-calendar day extension period.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Corey Dufresne	(978)	284-2800
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

On November 18, 2024, the Company issued an earnings press release including consolidated statements of operations for the fiscal years ended September 28, 2024 and September 30, 2023 (the “Fourth Quarter 2024 Earnings Release”). The consolidated statements of operations included in the Fourth Quarter 2024 Earnings Release reflected significant changes from the fiscal year ended September 28, 2024 compared to the fiscal year ended September 30, 2023, including an increase in revenues of approximately $645 million, a decrease in loss before income tax of approximately $167 million, and a decrease in net loss of approximately $157 million. The Company’s Form 8-K indicates that the preliminary unaudited financial results for fourth quarter and fiscal year 2024 included in the Fourth Quarter 2024 Earnings Release should not be relied upon. As described in Part III above, the Company is still evaluating the financial impacts on its fiscal year 2024 financial statements, including those included in the Fourth Quarter 2024 Earnings Release, of correcting the errors in its revenue recognition related to cost overruns on certain deployments that will not be billable, which is expected to impact system revenue, income (loss) before income tax, net income (loss) and gross margin recognized in the second, third, and fourth quarters of fiscal year 2024. At this time, it is anticipated that the financial statements included in the Annual Report on Form 10-K for the fiscal year ended September 28, 2024 will reflect an increase in revenues of between approximately $605 million and approximately $615 million, a decrease in loss before income tax of between approximately $127 million and approximately $137 million, and a decrease in net loss of between approximately $117 million and approximately $127 million, which reflects an expected negative adjustment of between $30 million to $40 million, respectively, to the revenue, loss before income tax and net loss initially reported in the Fourth Quarter Earnings Release for the fiscal year ended September 28,2024. Revenue increased and loss before income tax and net loss narrowed primarily due to more deployments and system sites operational during the 2024 fiscal year compared to the 2023 fiscal year.

Cautionary Statement Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements related to the ongoing review of certain accounting matters and preparation of certain financial statements and related periodic reports. All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date of this filing. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. There can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as of and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned not to place undue reliance on these forward-looking statements because of their inherent uncertainty and to appreciate the limited purposes for which they are being used by management. While we believe that the assumptions and expectations reflected in the forward-looking statements are reasonable based on information currently available to management, there is no assurance that such assumptions and expectations will prove to have been correct. Forward-looking statements speak only as of the date they are made and are based on the beliefs, estimates, expectations and opinions of management on that date. Symbotic is not under any obligation, and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Symbotic has filed or will file from time to time with the SEC.

Symbotic Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 27, 2024	By:	/s/ Maria G. Freve
	Name:	Maria G. Freve Vice President, Controller and Chief Accounting Officer